As filed with the Securities and Exchange Commission on March 11, 2010.

File No. 812-13801

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SECOND AMENDED AND RESTATED APPLICATION PURSUANT TO SECTION 6(c)

OF THE INVESTMENT COMPANY ACT OF 1940 FOR

AN ORDER OF EXEMPTION FROM SECTION 15(a)

OF THE ACT AND RULE 18f-2 UNDER THE ACT AND FROM CERTAIN

DISCLOSURE REQUIREMENTS UNDER VARIOUS RULES AND FORMS

In the Matter of

SIMPLE ALTERNATIVES, LLC.

and

THE RBB FUND, INC.

Please direct all written or oral communications concerning this Application to:

Gilbert H. Davis, Esq.

Sims Moss Kline & Davis LLP

Suite 1700, Three Ravinia Drive

Atlanta, Georgia 30346

770.481.7205

with copies to:

James Dilworth	Michael P. Malloy, Esq.
Simple Alternatives, LLC	Drinker Biddle & Reath LLP
90 Grove Street, Suite 205	One Logan Square
Ridgefield, CT 06877	Suite 2000
203.403.4177	Philadelphia, PA 19103
215.988.2978

This Application (including exhibits) consists of 36 pages.

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

IN THE MATTER OF

SIMPLE ALTERNATIVES, LLC

90 Grove Street, Suite 205

Ridgefield, CT 06877

and

THE RBB FUND, INC.

103 Bellevue Parkway

Wilmington, DE 19809

Investment Company Act of 1940 File No.

812-13801

: : : : : : : : : : : :

SECOND AMENDED AND RESTATED

APPLICATION PURSUANT TO

SECTION 6(c) OF THE INVESTMENT

COMPANY ACT OF 1940 FOR AN

ORDER OF EXEMPTION FROM

SECTION 15(a) OF THE ACT AND

RULE 18f-2 UNDER THE ACT AND

FROM CERTAIN DISCLOSURE

REQUIREMENTS UNDER VARIOUS

RULES AND FORMS

I.	INTRODUCTION

The RBB Fund, Inc. (the “Company”), on behalf of its S1 Fund (the “S1 Fund”), and Simple Alternatives, LLC (“Simple Alternatives”) (collectively, the “Applicants”) hereby submit this application (the “Application”) to the Securities and Exchange Commission (the “Commission”) for an order of exemption pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”). Applicants request an order exempting Applicants from Section 15(a) of the 1940 Act and Rule 18f-2 thereunder, and from certain disclosure requirements under various rules and forms, to permit Simple Alternatives, or any entity controlling, controlled by or under common control with Simple Alternatives (each, an “Adviser”) subject to the approval of the Board of Directors of the Company (the “Board”), to do the following without obtaining shareholder approval: (a) select certain unaffiliated investment sub-advisers (each, a “Sub-Adviser”)1 to manage all or a portion of the assets of a Fund2 pursuant to an investment sub-advisory agreement with a Sub-Adviser (each a “Sub-Advisory Agreement” and together the “Sub-Advisory Agreements”); (b) materially amend Sub-Advisory Agreements with the Sub-Advisers; and (c) assign a Sub-Advisory Agreement as a result of a change in control, without the necessity of obtaining shareholder approval of the new or amended Sub-Advisory Agreement. Applicants also apply for an order of the Commission under Section 6(c) exempting a Fund from certain disclosure obligations under the following rules and forms: (1) Item 19(a)(3) of Form N-1A; (2) Items 22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8) and 22(c)(9) of Schedule 14A under the Securities Exchange Act of 1934, as amended (the “1934 Act”); and (3) certain financial statement disclosure requirements of Sections 6-07(2)(a), (b) and (c) of Regulation S-X under the Securities Act of 1933, as amended (which may be deemed to require various disclosures regarding sub-advisory fees paid to Sub-Advisers).

[1]

“If an Adviser wishes to use sub-advisers that would be “affiliated persons” (as defined in Section 2(a)(3) of the 1940 Act) of the Company, a Fund or the Adviser (other than by reason of serving as a sub-adviser to the Fund) (“Affiliated Sub-Advisers”), to assist with monitoring and/or management of certain markets with which the Affiliated Sub-Advisers have expertise, shareholder approval of the sub-advisory agreement with any Affiliated Sub-Adviser will be obtained….”.

[2]

Applicants also request relief with respect to existing and future series of the Company and any other existing or future registered open-end management investment company or series thereof that: (a) is advised by an Adviser; (b) uses the managers of managers structure described in the application (the “Manager of Managers Structure”) and (c) complies with the terms and conditions of this application (together with the S1Fund, the “Funds” and each, individually, a “Fund”). The only existing registered open-end management investment company that currently intends to rely on the requested order is named as an applicant. If the name of any Fund contains the name of a Sub-adviser, the name of the Adviser that serves as the primary adviser to the Fund will precede the name of the Sub-adviser.

Applicants are seeking this exemption to enable an Adviser and the Board to obtain for a Fund the services of one or more Sub-Advisers believed by the Board and an Adviser to be particularly well-suited to manage the assets of the Fund pursuant to each Sub-Adviser’s proprietary investment style without the delay and expense of convening a special meeting of shareholders. Under a Manager of Managers Structure, an Adviser will evaluate, allocate assets to, and oversee the Sub-Advisers, and make recommendations about their hiring, termination and replacement to the Board, at all times subject to the authority of the Board.

In order to establish an effective Manager of Managers Structure, Applicants request exemptive relief from certain provisions of the 1940 Act specified above so that shareholder approval of a Sub-Adviser hired by an Adviser with respect to a Fund or a material change to a Sub-Advisory agreement is not needed. Moreover, relief is requested to permit a Fund not to disclose in its prospectus, proxy statement and other public documents the fee paid to a particular Sub-Adviser in a co-subadvised or multi-sub-advised arrangement with the Fund. The total investment advisory fee paid by a Fund to an Adviser and the aggregate amount of investment advisory fees paid to Sub-Advisers of such Fund will be fully disclosed. For the reasons discussed below, Applicants believe that the requested exemptions are appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. Applicants believe that without the requested exemptive relief, a Fund may be precluded from promptly and timely employing, terminating or replacing Sub-Advisers or may be subject to the delays and additional expenses of proxy solicitation when employing, terminating or replacing Sub-Advisers in accordance with the specific needs of the Fund.

II.	BACKGROUND

A.	The Company

The Company is organized as a Maryland corporation and is registered under the 1940 Act as an open-end management investment company. Currently, the Company is comprised of eighteen separate investment funds. A registration statement on Form N-1A relating to the S1 Fund has been filed with the SEC pursuant to Rule 485(a) of the 1933 Act and subsequently became effective on October 2, 2010. An Adviser will serve as investment adviser to each Fund pursuant to an investment advisory agreement with the Fund (the “Advisory Agreement”).

B.	Simple Alternatives

Simple Alternatives is a limited liability company organized under the laws of the State of Delaware. Simple Alternatives is registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”). Simple Alternatives will serve as the investment adviser of the S1 Fund and may serve as investment adviser to the future Funds. Simple Alternatives’ primary business activity is providing investment management services to the S1 Fund pursuant to an Advisory Agreement.

1.	Investment Advisory Services

Under the terms of each Advisory Agreement, and subject to the oversight of the Board, the Adviser will be responsible for the overall management of each Fund’s business affairs and selecting the Fund’s investments according to the Fund’s investment objective, polices, and restrictions. In addition, pursuant to the Advisory Agreement, an Adviser may retain one or more sub-advisers, at its own cost and expense, for the purpose of managing the investment of the assets of a Fund.

For the investment management services that it provides to a Fund, an Adviser will receive the fee specified in the Advisory Agreement from the Fund based on the Fund’s average daily net assets. In the interest of limiting the expenses of a Fund, an Adviser may from time to time waive some or all of its investment advisory fees or reimburse other fees for the Fund. An Adviser will pay a Fund’s Sub-Adviser(s), if any, out of the fee the Adviser receives from the Fund under its Advisory Agreement.

The terms of each Advisory Agreement will comply with Sections 15(a) and 15(c) of the 1940 Act and Rule 18f-2 under the 1940 Act. Each Advisory Agreement will be approved by the Board, including a majority of the directors who are not “interested persons,” (as defined in Section 2(a)(19) of the 1940 Act) of the Company or the Adviser (the “Independent Directors”) and will be approved by the initial shareholder of the Fund in the manner required by Sections 15(a) and (c) of the 1940 Act and Rule 18f-2 thereunder. Applicants are not seeking any exemptions from the provisions of the 1940 Act with respect to the Advisory Agreement.

The Funds would utilize the “Manager of Managers Structure” of investing. The Funds would be managed by an Adviser and one or more Sub-Advisers. A Fund’s assets may be divided into multiple segments or portions, each of which would be managed separately by a Sub-Adviser using its proprietary investment strategies to achieve the investment objective for its portion of the Fund.3 The requested relief will not extend to Affiliated Sub-Advisers.

[3]

In certain cases, an Adviser itself may manage the assets of a portion of a Fund directly pursuant to the authority granted in the Advisory Agreement. However, no relief is requested in this Application with respect to the Advisory Agreement, which, as discussed above, will remain subject to the requirements of Section 15(a) of the 1940 Act. The Advisory Agreement will also remain subject to the requirements of Rule 18f-2. In addition, all sub-advisory agreements with an Affiliated Sub-Adviser will remain subject to the requirements of Section 15(a) of the 1940 Act and Rule 18f-2 thereunder.

Subject to the oversight of the Board, an Adviser, acting as investment adviser for a Fund, will determine whether to employ, maintain or terminate (if necessary) a Sub-Adviser of a Fund and will designate that portion of the Fund’s assets that will be managed by a particular Sub-Adviser. An Adviser will negotiate the sub-advisory fees for each Sub-Adviser, which the Adviser will pay to the Sub-Adviser out of its own fee. An Adviser is responsible for (a) evaluating existing and prospective Sub-Advisers; (b) submitting recommendations to the Board concerning Sub-Advisers to be employed by a Fund; (c) monitoring and reporting to the Board concerning investment results of the Sub-Advisers; (d) allocating a Fund’s assets to the Sub-Advisers; (e) coordinating the investment activities of the Sub-Advisers; (f) ensuring compliance with applicable restrictions and limitations, including a Fund’s investment objective, policies and restrictions; and (g) when appropriate, recommending that the Board terminate the services of Sub-Adviser(s) employed by a Fund. An Adviser will provide professional advice to the Board as to the qualifications of those Sub-Advisers that are most likely, over time, to achieve the investment objective of a Fund.4 An Adviser may hire, in the future, a consultant or other service provider to assist with such process with respect to a Fund. The Board, including a majority of the Independent Directors, will approve all Sub-Advisory Agreements.

[4]

The Adviser may consider any factors that it determines are appropriate in evaluating a Sub-Adviser’s ability to meet the investment objective of a Fund, including, but not limited to, a Sub-Adviser’s (a) historical performance record; (b) investment approach relative to the approaches of each of the Fund’s other Sub-Advisers; (c) consistent performance in the context of the markets; (d) organizational stability and reputation; (e) quality and depth of investment personnel; (f) ability to apply its approach consistently; (g) compliance with federal and state securities laws; and (h) willingness to manage assets in accordance with the Fund’s investment objective, policies and restrictions.

Simple Alternatives anticipates Fund relationships with the Sub-Advisers to be stable over time and of extended duration. However, where a Sub-Adviser’s performance has been unsatisfactory and is adversely affecting the performance of a Fund (or a portion thereof) or if other circumstances arise which make a change necessary or desirable (e.g., the departure of key investment personnel or a change in control), Simple Alternatives expects an Adviser to recommend to the Board replacement of that Sub-Adviser as soon as is practicable.

2.	Investment Sub-Advisory Services

The Sub-Advisers will provide investment advisory services pursuant to the Sub-Advisory Agreements between each Sub-Adviser and an Adviser. Each Sub-Advisory Agreement provides that the Sub-Adviser has discretionary investment authority (including the selection of brokers and dealers for the execution of portfolio transactions) with respect to the portion of a Fund’s assets allocated to it by an Adviser, subject to supervision by the Adviser and the Board, the Fund’s investment objective, policies and restrictions as set forth in its registration statement, and all written guidelines, policies and procedures adopted by the Fund. As compensation for these services, each Sub-Adviser will receive a sub-advisory fee from the Adviser.

Each of the Sub-Advisory Agreements will be approved by the Board, including by a majority of the Independent Directors, in accordance with Sections 15(a) and 15(c) of the 1940 Act and Rule 18f-2 under the 1940 Act.5 In addition, the terms of these Sub-Advisory

[5]

As of the date of this Application, the Board, including a majority of the Independent Directors, has approved Sub-Advisory Agreements for the S1 Fund for eight Sub-Advisers. It is expected that the number of Sub-Advisers employed by the S1 Fund could change over time. The Sub-Advisers are: Argonaut Management, L.P.; Blue Lion Capital Management, LLC; Courage Capital Management, LLC; Cramer Rosenthal McGlynn; Lauren Templeton Capital Management, LLC; Sandler Capital Management; Starwood Real Estate Securities, LLC; and Trellus Management Co., LLC. Each Sub-Adviser is registered as an investment adviser under the Advisers Act and operates pursuant to a Sub-Advisory Agreement that meets the requirements of Sections 15(a) and 15(c) of the 1940 Act and Rule 18f-2 under the 1940 Act.

Agreements will comply fully with the requirements of Section 15(a) of the 1940 Act. Each Sub-Adviser to a Fund is or will be an “investment adviser” as defined in Section 2(a)(20)(B) of the 1940 Act and registered as an investment adviser under the Advisers Act.

Subject to approval by the Board and a majority of a Fund’s outstanding voting securities, as that term is defined in Section 2(a)(42) of the 1940 Act, the primary responsibility for management of a Fund — including, in particular the selection and supervision of the Sub-Advisers — will be vested in the Adviser, subject to general oversight and approval by the Board. Thus, an Adviser will supervise the management and investment program and operations of a Fund and evaluate the abilities and performance of other money management firms to identify appropriate Sub-Adviser’s for the Fund’s strategies. After a Sub-Adviser is selected, the Adviser will continuously supervise and monitor the Sub-Adviser’s performance and periodically recommend to the Board which Sub-Advisers should be retained or released.

A Fund will not rely on the requested order if the operation of the Fund in the manner described in this Application has not been approved as provided in condition 1 set out in Section V below.6 The Fund’s prospectus will contain the disclosure required by condition 2 set out in Section V below.

Each Fund will disclose that it operates pursuant to the terms and conditions of the exemption. Thus, all shareholders of a Fund will be informed of: (a) the means by which the Fund obtains advisory services, including a description of the Adviser, the Sub-Advisers, and their agreements with respect to the Company; (b) that new Sub-Advisers can be employed without shareholder approval; and (c) that the Company will provide Aggregate Fee Disclosure, as defined below.

[6]

A Fund will be required to obtain shareholder approval before relying on the order requested in this Application. If a Fund gets shareholder approval prior to the requested order being granted, the Fund’s prospectus will disclose at all times following that approval the potential existence, substance and effect of the requested order and the other disclosures provided for in condition 2 below.

III.	APPLICABLE LAW

A.	Shareholder Voting

Section 15(a) of the 1940 Act provides in relevant part that:

It shall be unlawful for any person to serve or act as investment adviser of a registered investment company, except pursuant to a written contract, which contract, whether with such registered company or with an investment adviser of such registered company, has been approved by the vote of a majority of the outstanding voting securities of such registered company....

Rule 18f-2 under the 1940 Act provides in relevant part that:

(c)(1) With respect to the submission of an investment advisory contract to the holders of the outstanding voting securities of a series company for the approval required by Section 15(a) of the [1940] Act, such matter shall be deemed to be effectively acted upon with respect to any class or series of securities of such company if a majority of the outstanding voting securities of such class or series vote for the approval of such matter....

Rule 18f-2 further provides that:

(c)(2) If any class or series of securities of a series company fails to approve an investment advisory contract in the manner required by subparagraph (1) of this paragraph, the investment adviser of such company may continue to serve or act in such capacity for the period of time pending such required approval of such contract, of a new contract with the same or different adviser, or other definitive action; provided that the compensation received by such investment adviser during such period is equal to no more than its actual costs incurred in furnishing investment advisory services to such class or series or the amount it would have received under the advisory contract, whichever is less.

Section 2(a)(20) defines an “investment adviser” as the following:

“Investment adviser” of an investment company means (A) any person ... who pursuant to contract with such company regularly furnishes advice to such company with respect to the desirability of investing in, purchasing or selling securities ... and (B) any other person who pursuant to contract with a person described in clause (A) regularly performs substantially all of the duties undertaken by such person described in clause (A) ....

Section 15 of the 1940 Act applies to situations where, as here, a sub-adviser contracts with an investment adviser of an investment company. Accordingly, the Sub-Advisers are deemed to be within the statutory definition of an “investment adviser,” and the Sub-Advisory Agreements between an Adviser and each Sub-Adviser are subject to Sections 15(a) and 15(c) of the 1940 Act and Rule 18f-2 thereunder to the same extent as the Advisory Agreement. Therefore, without the exemption applied for herein, a Fund: (a) would be prohibited from entering promptly into a new Sub-Advisory Agreement or amending materially an existing contract with a Sub-Adviser; and (b) would be prohibited from continuing the employment of an existing Sub-Adviser whose contract had been assigned as a result of a change in “control” unless the Adviser and the Fund were to incur the costs of convening a special meeting of Fund shareholders to approve the Sub-Adviser’s selection and/or the change in the Sub-Advisory Agreement.

B.	Disclosure of Sub-Adviser Fees

The following provisions of the federal securities laws and rules thereunder have the effect of requiring the Company to disclose the fees paid by a Fund to an Adviser and, if any, each of the Sub-Advisers:

1. Form N-1A is the registration statement used by open-end management investment companies. Item 19(a)(3) of Form N-1A requires that the company set forth in its statement of additional information (“SAI”) with respect to each investment adviser the method of calculating the advisory fee payable by the Company, including, the total dollar amounts paid to each adviser by the Company for the last three fiscal years.

2. Rule 20a-1 under the 1940 Act requires proxies solicited with respect to an investment company to comply with Schedule 14A under the 1934 Act. Subparagraphs (c)(1)(ii) and (c)(1)(iii) of Item 22 of Schedule 14A and paragraphs (c)(8) and (c)(9) of Item 22 of Schedule 14A, taken together, require that a proxy statement for a shareholder meeting at which an advisory contract is to be voted upon include, among other information, the “rate of compensation of the investment adviser” and the “aggregate amount of the investment adviser’s fees.” These items require the Company to disclose, in proxy statements relating to shareholder meetings called for the purpose of voting on an Advisory Agreement or a Sub-Advisory Agreement, the fees paid to the Sub-Advisers and, if a change in fees is proposed, the existing and proposed rate schedule for management fees and advisory fees paid to the Adviser and Sub-Advisers.

More specifically, Item 22 of Schedule 14A under the 1934 Act, through the application of Rule 20a-1, sets forth the information that must be included in an investment company proxy statement. Item 22(c)(1)(ii) of Schedule 14A requires a proxy statement of a shareholder meeting at which action will be taken on an investment advisory contract to describe the terms of the advisory contract, “including the rate of compensation of the investment adviser.” Item 22(c)(1)(iii) of Schedule 14A requires a description of the “aggregate amount of the investment adviser’s fees and the amount and purpose of any other material payments by the Fund to the investment adviser, or any affiliated person of the investment adviser.” Item 22(c)(8) of Schedule 14A requires a description of “the terms of the contract to be acted upon and, if the action is an amendment to, or a replacement of, an existing investment advisory contract, the material differences between the current and proposed contract.” Finally, Item 22(c)(9) of Schedule 14A requires a proxy statement for a shareholder meeting at which a change in the advisory fee will be sought to state: (i) the aggregate amount of the investment adviser’s fee during the last year; (ii) the amount that the adviser would have received had the proposed fee been in effect; and (iii) the differences between (i) and (ii) stated as a percentage of the amount stated in (i).

3. Regulation S-X sets forth the requirements for financial statements required to be included as part of investment company registration statements and shareholder reports filed with the Commission. Regulation S-X, Sections 6-07(2)(a), (b) and (c), which are applicable to the Company because it is a registered investment company under the 1940 Act, may be deemed to require the Company’s financial statements to contain information concerning fees paid to the Sub-Advisers by an Adviser, the nature of the Sub-Advisers’ affiliations, if any, with the Adviser and the name of any Sub-Adviser accounting for 5% or more of the aggregate fees paid to the Sub-Advisers.

C.	General Exemptive Authority Under Section 6(c) of the 1940 Act

Section 6(c) of the 1940 Act provides, in part, that:

The Commission . . .. by order upon application, may conditionally or unconditionally exempt any person . . . or any class or classes of persons . . . from any provisions of [the 1940 Act] . . . or of any rule or regulation thereunder, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provision of [the 1940 Act].

IV.	REQUEST FOR EXEMPTIVE RELIEF

A.	Exemptions Requested

1.	Shareholder Voting Requirements

For the reasons set forth below and subject to the conditions set forth below, Applicants seek an exemption from the requirements of Section 15(a) of the 1940 Act and Rule 18f-2 thereunder that require an Adviser and the Company, on behalf of a Fund, to submit Sub-Advisory Agreements to the Fund’s shareholders for approval prior to selecting a Sub-Adviser or materially amending a Sub-Advisory Agreement.

2.	Disclosure of Sub-Advisers’ Fees

Applicants further request, with respect to the disclosure of each Sub-Adviser’s fees, exemptions from various provisions of the 1940 Act and the rules thereunder, as discussed more fully below, so that Applicants need only disclose in the Company’s registration statement, proxy statements, and financial statements required under Regulation S-X the “Aggregate Fee Disclosure,” as defined below. Specifically, Applicants request the following relief with respect to disclosure of each Sub-Adviser’s fees:

a.	Exemption from Item 19(a)(3) of Form N-1A, to the extent necessary to permit Applicants to disclose (both as a dollar amount and as a percentage of the respective Fund’s net assets) in the Company’s registration statement only the Aggregate Fee Disclosure for a Fund. For a Fund, “Aggregate Fee Disclosure” means: (i) aggregate fees paid to the Adviser and any Affiliated Sub-Advisers; and (ii) aggregate fees paid to Sub-Advisers other than Affiliated Sub-Advisers. The Aggregate Fee Disclosure for a Fund also will include separate disclosure of any sub-advisory fees paid to any Affiliated Sub-Adviser.

b.	Exemption from Rule 20a-1 under the 1940 Act, including particularly the requirements of Schedule 14A, Items 22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8) and 22(c)(9), to the extent necessary to permit Applicants to disclose in the Company’s proxy statements only the Aggregate Fee Disclosure where required to provide disclosure in accordance with any of the above-described Items.

c.	Exemption from Regulation S-X, including particularly Sections 6-07(2)(a), (b) and (c), to the extent necessary to permit the Company’s financial statements to contain only the Aggregate Fee Disclosure.

For the reasons set forth below, Applicants submit that the requested exemptions are in accordance with the standards of Section 6(c) of the 1940 Act.

B.	Shareholder Voting Requirements

Applicants seek an exemption to permit the Company and an Adviser to enter into and materially amend Sub-Advisory Agreements, subject to Board approval, but without obtaining shareholder approval under Section 15(a) of, and Rule 18f-2 under, the 1940 Act. Applicants believe this relief should be granted because: (1) each Adviser either operates or intends to operate a Fund in a manner different from that of a traditional investment company and doing so is appropriate in the public interest and consistent with the purposes fairly intended by the policy and provisions of the 1940 Act; and (2) Applicants will consent to a number of conditions that adequately address Section 15(a) concerns, including conditions designed to ensure that shareholders interests are adequately protected through Board oversight.

The investment advisory arrangements for a Fund will be different from those of traditional investment companies. Under the traditional structure, the adviser is a single entity that employs one or more individuals internally as portfolio managers to make investment decisions. The adviser is free to retain or terminate those portfolio managers without board or shareholder approval. With respect to a Fund, an Adviser, in addition to making investment decisions regarding the Fund’s asset allocation strategy, will select, supervise and evaluate one or more Sub-Advisers to make the day-to-day investment decisions for the investment portfolio of the Fund (or portion thereof) in accordance with the investment program established for the Fund by the Adviser. This is a service that the Adviser believes will add value to the investments of a Fund’s shareholders because the Adviser will be able to select those Sub-Advisers who have distinguished themselves through successful performance in the market sectors in which the Fund invests.

A Fund will hold itself out as an investment vehicle whereby investors look to the Adviser as a professional organization to evaluate, select and recommend to the Board the hiring of Sub-Advisers. The Adviser will select those Sub-Advisers that are most likely to provide investment advisory services that will achieve the investors’ defined objectives given their investment needs and tolerance for risk. Those Sub-Advisers will, in turn, select and oversee the selection of portfolio investments. Under the Manager of Managers Structure, the selection or change in a Sub-Adviser will not be an event that significantly alters the nature of the shareholder’s investment and thus does not implicate 1940 Act policy concerns regarding shareholder approval.7

[7]	Protecting Investors: A Half-Century of Investment Company Regulation, Division of Investment Management, SEC, May 1992, Ch. 7, Part III(D)(2).

From the perspective of the shareholder, the role of the Sub-Advisers with respect to a Fund will be substantially equivalent to the role of the individual portfolio managers employed by traditional investment company advisory firms. Both the portfolio managers and the Sub-Advisers are concerned principally with the selection of portfolio investments in accordance with a Fund’s investment objective and policies and have no significant supervisory, management or administrative responsibilities with respect to the Fund or the Company. Shareholders will rely on an Adviser’s expertise to select one or more Sub-Advisers best suited to achieve a Fund’s investment objectives. Shareholders will look to the Adviser when they have questions or concerns about the Company’s management or about their Fund’s investment performance. Under the traditional investment company structure, shareholders do not vote on the selection of the individual portfolio manager or changes in his or her compensation. There is no compelling policy reason why a Fund’s shareholders should be required to approve the Sub-Advisers’ relationships with the Fund, any more than shareholders of a traditional investment company should approve its manager’s change of a portfolio manager or revision of that portfolio manager’s employment contract.

Applicants seek exemptions from the shareholder approval provisions of Section 15 of the 1940 Act to enable a Fund to act immediately upon the Adviser’s recommendations with respect to the Sub-Advisers by eliminating the expense and time delay involved in seeking shareholder approval. The shareholders of a Fund rely on the Adviser to perform these selection and monitoring functions and to respond immediately to any significant change in the advisory services provided to the Fund.

If the requested relief is not granted, when a new Sub-Adviser is retained by the Company on behalf of a Fund, the Fund’s shareholders would be required to approve the Sub-Advisory Agreement with that Sub-Adviser. Similarly, if an existing Sub-Advisory Agreement of a Sub-Adviser is amended in any material respect (e.g., an increase in the sub-advisory fee), approval by the shareholders of the affected Fund would be required. In addition, the Company would be prohibited from continuing to retain an existing Sub-Adviser whose Sub-Advisory Agreement had been “assigned” as a result of a change of control of the Sub-Adviser unless shareholder approval was obtained. In all of these cases, the need for shareholder approval would require the Company to call and hold a shareholder meeting, create and distribute proxy materials, and solicit votes from shareholders on behalf of a Fund. This process is time-intensive, costly and slow and, in the case of a poorly performing Sub-Adviser or one whose management team has left, potentially harmful to a Fund and its shareholders.

The ongoing consolidation in the investment management industry has led to an increase in the number of changes in “control” of investment advisers, such as the Sub-Advisers. Under Section 15(a) of the 1940 Act, these consolidation transactions trigger the automatic termination provision of any sub-advisory agreements that such advisers have with an investment company, regardless of whether there is any change in the personnel that actually provide advisory services to such investment company. In the context presented here, requiring an Adviser and a Fund to obtain immediate and costly shareholder approval for every change in control of a Sub-Adviser would be unreasonably burdensome. In all of these cases, shareholder approval would require the Company to call and hold a shareholder meeting, create and distribute proxy materials and solicit votes from shareholders on behalf of the affected Fund.

A Fund’s shareholders will be able to exercise control over their relationships with the Adviser, the party the shareholders will have chosen to hold accountable for investment results and related services. The requested relief will continue to provide significant protection for prospective shareholders comparable to the protection provided by Section 15(a) of the 1940 Act and Rule 18f-2 thereunder. No Fund will rely on the order requested in this Application unless:

(i) the operation of the Fund in the manner described in this Application has been approved by a majority of its outstanding voting securities or, in the case of a Fund that has not yet commenced operations, by its initial sole shareholder; and (ii) the nature of the Fund’s investment management and investment advisory arrangements is fully disclosed in the Company’s registration statement. Accordingly, a prospective shareholder will have the opportunity to make an informed choice as to whether to invest in an entity having a Fund’s investment management and investment advisory arrangements.

Primary responsibility for management of a Fund, including the selection and supervision of Sub-Advisers, is vested in an Adviser, subject to the oversight of the Board. The Advisory Agreement will remain fully subject to the requirements of Section 15(a) of the 1940 Act and Rule 18f-2 thereunder, including the requirements for shareholder voting. Applicants believe that it is consistent with the protection of investors to vest the selection and supervision of the Sub-Advisers in an Adviser in light of the management structure of the Company and shareholders’ expectation that the Adviser will utilize its expertise and select the most able Sub-Advisers.

Under the requested order, the selection of each Sub-Adviser by an Adviser will continue to be subject to the scrutiny of the Board. One of the conditions set forth below specifically requires that Independent Directors constitute a majority of the Board. The Board, including the Independent Directors, will consider and vote on each proposed Sub-Advisory Agreement and any material amendment to an existing Sub-Advisory Agreement, thereby providing for independent scrutiny by persons bound by their fiduciary duty to look after the interests of a Fund’s shareholders.

Prospective shareholders will be provided with adequate information about each Sub-Adviser. The prospectus and SAI for a Fund will disclose information concerning the identity and qualifications of the Sub-Advisers in full compliance with Form N-1A (modified to permit Aggregate Fee Disclosure for which relief is being requested in this Application). If a new Sub-Adviser is retained, or a Sub-Advisory Agreement is materially amended, a Fund’s prospectus and SAI will be promptly supplemented pursuant to Rule 497 under the 1933 Act, as applicable. Furthermore, a Fund will furnish to shareholders, within 90 days of the date that a new Sub-Adviser is appointed, all information that would have been provided in a proxy statement (the “Information Statement”), modified to permit Aggregate Fee Disclosure. Except for the Aggregate Fee Disclosure, the Information Statement will satisfy the requirements of Regulation 14C and Schedule 14C under the 1934 Act, as well as the relevant requirements of Schedule 14A under the 1934 Act.

The contemplated arrangements are consistent with the protection of investors because they permit the Company to avoid the administrative burden and expense associated with a formal proxy solicitation and provide adequate disclosure to shareholders. In the absence of the exemptive relief requested in this Application, shareholders would bear the higher expenses associated with a formal proxy solicitation and would receive essentially the same information. Moreover, Applicants note that mutual fund shareholders rarely if ever vote against approving a proposed advisory agreement that is recommended by management and the board of directors.

The standards for exemption from shareholder voting requirements pursuant to Section 6(c) of the 1940 Act are satisfied. Because of the organizational structure of a Fund, the granting of Applicants’ request for relief from the costs of special shareholder meetings and proxy solicitations and the potential delays of changing Sub-Advisers is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

C.	Disclosure of Sub-Adviser Fees

Applicants seek an exemption to permit a Fund to only provide the Aggregate Fee Disclosure under the following rules and forms: (1) Item 19(a)(3) of Form N-1A; (2) Items 22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8) and 22(c)(9) of Schedule 14A under the 1934 Act; and (3) Sections 6-07(2)(a), (b) and (c) of Regulation S-X. Applicants believe that the relief should be granted because an Adviser will operate a Fund under a Manager of Managers Structure; consequently, disclosure of the individual fees that the Adviser pays to possibly multiple Sub-Advisers of the Fund would not serve any meaningful purpose.

The advisory fee that will be paid by an Adviser to the Sub-Advisers will be negotiated by the Adviser acting as investment adviser to a Fund, with the expectation that the Adviser will seek to negotiate the lowest appropriate advisory fee to the Sub-Advisers. Simple Alternative’s ability to negotiate with the various Sub-Advisers would be adversely affected by public disclosure of fees paid to each Sub-Adviser. If an Adviser is not required to disclose the Sub-Advisers’ fees to the public, the Adviser may be able to negotiate rates that are below a Sub-Adviser’s “posted” amounts, the benefits of which are likely to be passed onto shareholders. Moreover, if one Sub-Adviser is aware of the advisory fee paid to another Sub-Adviser, the Sub-Adviser is unlikely to decrease its advisory fee below that amount. The non-disclosure of Sub-Advisers’ fees is in the best interest of a Fund and its shareholders where such disclosures would increase costs to shareholders without an offsetting benefit.

The disclosure of fees paid to individual Sub-Advisers would also lessen a Fund’s ability to operate in the Manager of Managers Structure. The ability to negotiate reductions from “posted” Sub-Adviser fees is an important element of this structure and a Fund’s ability to offer investors a Manager of Managers Structure investment product at a price which is competitive with single adviser investment companies. The Manager of Managers Structure will provide an important and beneficial alternative to single adviser funds, and the investors and the public interest would not be well served if this alternative were unavailable at a competitive price.

Disclosure of individual Sub-Adviser fees would be the functional equivalent of requiring single adviser investment companies to disclose the salaries of individual portfolio managers employed by that adviser. In the case of a single adviser or traditional mutual fund, disclosure is made of the compensation of the adviser, but shareholders are not told or asked to vote on the salary paid by the adviser to individual portfolio managers. Similarly, in the case of a Fund, the shareholders will have chosen to employ an Adviser and to rely upon its expertise in monitoring the Sub-Advisers, recommending the Sub-Advisers’ selection and termination (if necessary), and negotiating the compensation of the Sub-Advisers. There are no policy reasons that require shareholders of such funds to be told the individual sub-adviser’s fees any more than shareholders of a traditional single adviser investment company would be told of the adviser’s portfolio managers’ salaries.

A Fund’s prospectus will disclose the advisory fee paid to an Adviser from a Fund’s assets, out of which the Adviser will compensate the Sub-Advisers, if any, of the Fund. The SAI will provide the Aggregate Fee Disclosure. Thus, each shareholder will possess information to determine whether, in that shareholder’s judgment, the total package of services is priced reasonably in relation to the services and costs that the shareholder could obtain elsewhere. The fee payable to an Adviser by a Fund will not be increased without the approval of the shareholders of the Fund.

The standards for an exemption to permit Aggregate Fee Disclosure pursuant to Section 6(c) of the 1940 Act are satisfied. For the reasons stated above, the granting of Applicants’ request for relief from the potential higher Sub-Advisory fees that would result from the public disclosure of each Sub-Adviser’s fee rate is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

D.	Precedents for Relief

The relief requested in this Application is similar to the relief granted in CMG Capital Management Group, Inc. and Northern Lights Fund Trust, ICA Rel. Nos. 29208 (April 16, 2010) (notice) and 29267 (May 12, 2010) (order); Lincoln Investment Advisors Corporation and Lincoln Variable Insurance Products Trust, ICA Rel. Nos. 29170 (March 9, 2010) (notice) and 29197 (March 31, 2010) (order); Grail Advisors LLC and Grail Advisors ETF Trust, ICA Rel. Nos. 28900 (Sept. 14, 2009) (notice) and 28944 (Oct. 8, 2009) (order); Forward Funds and Forward Management, LLC, ICA Rel. Nos. 28420 (Sept. 29, 2008) (notice) and 28469 (Oct. 27, 2008) (order); GE Funds, et. al. ICA Rel. Nos. 28808 (July 2, 2009) (notice) and 28839 (July 28, 2009) (order); Embarcadero Funds, et. al. ICA Rel. Nos. 28769 (July 22, 2009) (notice) and 28820 (July 20, 2009) (order); Trust for Professional Managers, et al. ICA Rel. Nos. 28382 (September 19, 2008) (notice) and 28439 (October 15, 2008) (order); Absolute Investment Advisers LLC and Forum Funds, ICA Rel. Nos. 27605 (December 20, 2006) (notice) and 27665 (January 18, 2007) (order).

E.	Commission Proposed Rule

Applicants agree that the requested order will expire on the effective date of any Commission rule adopted under the 1940 Act that provides substantially similar relief to that in the requested order.

V.	CONDITIONS FOR RELIEF

Applicants agree that any order of the Commission granting the requested relief will be subject to the following conditions:

1. Before a Fund may rely on the requested order, the operation of the Fund in the manner described in the Application will be approved by a majority of the Fund’s outstanding voting securities, as defined in the 1940 Act, or in the case of a Fund whose public shareholders purchase shares on the basis of a prospectus containing the disclosure contemplated by condition 2 below, by the initial shareholder(s) before offering shares of that Fund to the public.

2. Each Fund relying on the requested order will disclose in its prospectus the existence, substance, and effect of any order granted pursuant to this Application. Each Fund will hold itself out to the public as utilizing the Manager of Managers Structure. The prospectus will prominently disclose that the Adviser has ultimate responsibility (subject to oversight by the Board) to oversee the Sub-Advisers and recommend their hiring, termination, and replacement.

3. Within 90 days of the hiring of a new Sub-Adviser, Fund shareholders will be furnished all information about the new Sub-Adviser that would be included in a proxy statement, except as modified to permit Aggregate Fee Disclosure. This information will include Aggregate Fee Disclosure and any change in disclosure caused by the addition of the new Sub-Adviser. To meet this obligation, each Fund will provide shareholders, within 90 days of the hiring of a new Sub-Adviser, an information statement meeting the requirements of Regulation 14C, Schedule 14C and Item 22 of Schedule 14A under the 1934 Act, except as modified by the order to permit Aggregate Fee Disclosure.

4. An Adviser will not enter into a Sub-Advisory Agreement with any Affiliated Sub-Adviser without such agreement, including the compensation to be paid thereunder, being approved by the shareholders of the applicable Fund.

5. At all times, at least a majority of the Board will be Independent Directors, and the nomination of new or additional Independent Directors will be placed within the discretion of the then-existing Independent Directors.

6. Whenever a sub-adviser change is proposed for a Fund with an Affiliated Sub-Adviser, the Board, including a majority of the Independent Directors, will make a separate finding, reflected in the applicable Board minutes, that such change is in the best interests of the Fund and its shareholders, and does not involve a conflict of interest from which the Adviser or the Affiliated Sub-Adviser derives an inappropriate advantage.

7. Independent legal counsel, as defined in Rule 0-1(a)(6) under the 1940 Act, will be engaged to represent the Independent Directors. The selection of such counsel will be within the discretion of the then existing Independent Directors.

8. Each Adviser will provide the Board, no less frequently than quarterly, with information about the profitability of the Adviser on a per-Fund basis. The information will reflect the impact on profitability of the hiring or termination of any Sub-Adviser during the applicable quarter.

9. Whenever a Sub-Adviser is hired or terminated, the Adviser will provide the Board with information showing the expected impact on the profitability of the Adviser.

10. An Adviser will provide general management services to each Fund, including overall supervisory responsibility for the general management and investment of each Fund’s assets, and, subject to review and approval of the Board, will: (a) set each Fund’s overall investment strategies; (b) evaluate, select and recommend Sub-Advisers to manage all or a part of each Fund’s assets; (c) allocate and, when appropriate, reallocate each Fund’s assets among one or more Sub-Advisers; (d) monitor and evaluate the performance of Sub-Advisers; and (e) implement procedures reasonably designed to ensure that the Sub-Advisers comply with each Fund’s investment objective, policies and restrictions.

11. No Director or officer of the Company or a Fund, or director, manager or officer of an Adviser, will own, directly or indirectly (other than through a pooled investment vehicle that is not controlled by such person), any interest in a Sub-Adviser, except for (a) ownership of interests in the Adviser or any entity that controls, is controlled by, or is under common control with the Adviser, or (b) ownership of less than 1% of the outstanding securities of any class of equity or debt of any publicly traded company that is either a Sub-Adviser or an entity that controls, is controlled by or is under common control with a Sub-Adviser.

12. Each Fund will disclose in its registration statement the Aggregate Fee Disclosure.

13. In the event the Commission adopts a rule under the 1940 Act providing substantially similar relief to that in the order requested in the Application, the requested order will expire on the effective date of that rule.

VI.	CONCLUSION

For the foregoing reasons, Applicants request that the Commission issue an order under Section 6(c) of the 1940 Act granting the relief sought in this Application. Applicants submit that the exemption is necessary or appropriate in the public interest, consistent with the protection of investors, and consistent with the purposes fairly intended by the policy and provisions of the 1940 Act.

VII.	PROCEDURAL MATTERS

Pursuant to the requirements of Rule 0-2(f) under the 1940 Act, each Applicant hereby states that its address is:

Simple Alternatives, LLC

90 Grove Street, Suite 205

Ridgefield, CT 06877

The RBB Fund, Inc.

103 Bellevue Parkway

Wilmington, DE 19809

Copies of all notices, orders, oral or written communications or questions regarding this Application concerning this Application should be directed to:

Gilbert H. Davis, Esq.

Sims Moss Kline & Davis LLP

Suite 1700, Three Ravinia Drive

Atlanta, Georgia 30346

Pursuant to Rule 0-2(c)(1) under the 1940 Act, each Applicant hereby states that the officer signing and filing this Application on behalf of each Applicant is fully authorized to do so. All requirements of the agreement and declaration of trust, articles of incorporation, and bylaws, as applicable, of each Applicant have been complied with in connection with the execution and filing of this Application. The Board of Directors of the Company and Managers of Simple Alternatives have each adopted a resolution that authorizes the filing of this Application and any amendments hereto. Certified copies of each of the Company’s and Simple Alternatives’ resolutions authorizing the filing of the Application are attached hereto as Exhibits A-1 and A-2. The verifications required by Rule 0-2(d) under the 1940 Act are attached hereto as Exhibits B-1 and B-2.

Applicants request that the Commission issue an order without a hearing pursuant to Rule 0-5 under the 1940 Act.

IN WITNESS WHEREOF, each Applicant has caused this Second Amended and Restated Application to be duly executed as of the date set forth below:

The RBB Fund, Inc.
March 10, 2011

By:	/s/ Salvatore Faia
Name: Salvatore Faia
Title: President

Simple Alternatives, LLC
March 10, 2011

By:	/s/ James K. Dilworth
Name: James K. Dilworth
Title: Manager and Chief Executive Officer

EXHIBIT INDEX

Exhibit A-1 -	Authorizations/Certificate of Simple Alternatives, LLC Required Pursuant to Rule 0-2(c)(1)

Exhibit A-2 -	Authorizations/Certificate of The RBB Fund, Inc. Required Pursuant to Rule 0-2(c)(1)

Exhibit B-1 -	Verification of Simple Alternatives, LLC Required Pursuant to Rule 0-2(d)

Exhibit B-2 -	Verification of The RBB Fund, Inc. Required Pursuant to Rule 0-2(d)

Exhibit A-1

PRESIDENT’S CERTIFICATE

The undersigned, James K. Dilworth, President of Simple Alternatives, LLC, does hereby certify that the resolutions attached hereto were duly adopted by unanimous written consent of the Managers of Simple Alternatives, LLC.

I further certify that the aforesaid resolutions have not been in any way modified or rescinded as of this date.

Date: July 22, 2010

/s/ James K. Dilworth
[name]
President

WRITTEN CONSENT IN LIEU OF A MEETING OF THE MANAGERS

OF SIMPLE ALTERNATIVES, LLC

Authorization to File Application for Exemptive Order

RESOLVED, that the appropriate officers of Simple Alternatives, LLC are hereby authorized, with the assistance of counsel, to prepare, execute and file an application with the Securities and Exchange Commission (“SEC”) under Section 6(c) of the Investment Company Act of 1940 (the “1940 Act”), and any amendments thereto, granting to the extent requested,

(i)	exemptions from the provisions of Section 15(a) of the 1940 Act and Rule 18f-2 thereunder to permit Simple Alternatives, LLC, as an investment adviser to series of The RBB Fund, Inc. (the “Company”) (A) to select investment advisers (as defined in Section 2(a)(20) of the 1940 Act) approved by the Board of Directors of the Company to serve as portfolio managers (each a “Sub-Adviser”) for a series of the Company under investment sub-advisory agreements (each a “Sub-Advisory Agreement”); (B) to materially modify an existing Sub-Advisory Agreement on behalf of a series of the Company; or (C) to assign an existing Sub-Advisory Agreement as a result of a change in control, without the necessity of obtaining shareholder approval of the new or amended Sub-Advisory Agreements; and

(ii)	with respect to the Company’s exemptions from (A) certain registration statement disclosure requirements of Item 19(a)(3) of Form N-1A; (B) certain proxy statement disclosure requirements of Rule 20a-1 under the 1940 Act and Items 22(c)(1)(ii), (c)(1)(iii), (c)(8) and (c)(9) of Schedule 14A under the Securities and Exchange Act of 1934, as amended; (C) certain semi-annual reporting disclosure requirements of Item 48 of Form N-SAR; and (D) certain financial statement disclosure requirements of Sections 6-07(2)(a), (b) and (c) of Regulation S-X; and

RESOLVED FURTHER, that the officers of Simple Alternatives, LLC, and each of them hereby is, authorized on behalf of Simple Alternatives, LLC, to take any and all further actions as they may deem necessary, desirable or appropriate in order to carry out the intent and purposes of the foregoing resolutions.

Exhibit A-2

SECRETARY’S CERTIFICATE

The undersigned, Jennifer Rogers, Secretary of The RBB Fund, Inc. (the “Company”), does hereby certify that the resolutions attached hereto were duly adopted by the Board of Directors of the Company on June 16, 2010.

I further certify that the aforesaid resolutions have not been in any way modified or rescinded as of this date.

Date: July 21, 2010

/s/ Jennifer Rogers
Jennifer Rogers
Secretary

RESOLUTIONS OF THE DIRECTORS OF THE

RBB FUND, INC.

Authorization of the Filing of an Exemptive Application

RESOLVED, that the officers of the Company be, and each hereby is, authorized and directed on behalf of the Company to execute and cause to be filed with the SEC, an application for an order pursuant to Section 6(c) of the 1940 Act for exemptions from various sections of the 1940 Act, including, but not limited to, Sections 15(a) of the 1940 Act and Rule 18f-2 thereunder, and any amendments or supplements thereto, to permit the adviser, subject to the Board’s approval, to enter into and materially amend investment sub-advisory agreements without obtaining shareholder approval; and

FURTHER RESOLVED, that the officers of the Company be, and they hereby are, authorized to take such other actions as any such officer may deem necessary or appropriate to effect the foregoing resolution, such determination to be conclusively evidenced by such actions.

EXHIBIT B-1

VERIFICATION

OF

SIMPLE ALTERNATIVES, LLC

The undersigned, being duly sworn, deposes and says that he has duly executed the attached Application, dated March 10, 2011, for and on behalf of Simple Alternatives, LLC, that he is the Manager and Chief Executive Officer of Simple Alternatives, LLC and that all actions by beneficial owners, directors, and other bodies necessary to authorize deponent to execute and file this Application have been taken. Deponent further says that he is familiar with such Application, and the contents thereof, and the facts set forth therein are true to the best of his knowledge, information and belief.

/s/ James K. Dilworth
James K. Dilworth
Manager and Chief Executive Officer

EXHIBIT B-2

VERIFICATION

OF

THE RBB FUND, INC.

The undersigned, being duly sworn, deposes and says that he has duly executed the attached Application, dated March 10, 2011, for and on behalf of The RBB Fund, Inc. (the “Company”) that he is President of the Company and that all actions by beneficial owners, directors, and other bodies necessary to authorize deponent to execute and file this Application have been taken. Deponent further says that he is familiar with such Application, and the contents thereof, and the facts set forth therein are true to the best of his knowledge, information and belief.

/s/ Salvatore Faia
Salvatore Faia
President

36